July 30, 2012

VIA EDGAR and OVERNIGHT MAIL
Mr. Craig D. Wilson
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Cardtronics, Inc. Form 10-K for the Fiscal year Ended December 31, 2011 Filed February 27, 2012 File No. 001-33864
Dear Mr. Wilson:

Set forth below are the responses of Cardtronics, Inc., a Delaware corporation (the “Company” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2012, with respect to the Company’s Form 10-K filed with the Commission on February 27, 2012, File No. 001-33864 (the “10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

 Notes to Consolidated Financial Statements

Note (8) Prepaid Expenses and Other Assets, page 86

1. Please explain why you believe it is appropriate to recognize a receivable for the reimbursement of the amount of cash misappropriated by MVMC as a non-current asset. We believe there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable for indemnification. Refer to Question 2 of SAB Topic 5Y. Describe the circumstances leading to your filing of the lawsuit in November of 2011 to expedite the repayment. Explain the insurer’s general denial and affirmative defenses.

We believe it is appropriate to recognize a receivable for the full amount of our unrecovered loss of cash ($13.4 million1) misappropriated by Mount Vernon Money Center (“MVMC”) because:
•	the loss is expressly covered by an insurance policy held by us;
•	we timely filed a claim for the loss and otherwise complied with all policy requirements; and
•	we believe the insurance receivable to be probable of recovery.

Our insurance policy expressly provides for payment of loss occurring through the action of an armored motor vehicle company such as MVMC if we cannot recover:
(1)	Under [our] contract with the armored motor vehicle company; and
(2)	From any Insurance or indemnity carried by, or for the benefit of customers of, the armored motor vehicle company.

_____________________
1 On February 13, 2012, the U.S. Attorneys’ office distributed $2.8 million to us, reducing our loss from $16.2 to $13.4 million.

Mr. Craig D. Wilson
July 30, 2012

We have not yet recovered the loss under the policy not because there is any issue regarding coverage, but because the underwriters of our policy (“Underwriters”) assert that we have not yet exhausted our recovery efforts against MVMC and its insurers.  We disagree with Underwriters’ interpretation of the “cannot recover” clause of our policy and believe our loss has been payable since at least shortly after the date of our last proof of loss, i.e. March 23, 2011.

Underwriters have taken the position that they have no obligation under the policy to pay for the loss until such time as a final non-appealable order denying MVMC recovery from MVMC’s insurers has occurred.  Accordingly, even Underwriters do not dispute that they are liable for the loss, but only when they must pay for the loss.   For example, on February 23, 2011, Underwriters wrote to our insurance agent that:

“…to be clear, the policy will only trigger once the bankruptcy proceedings have completed (including a final determination as to coverage in the adversary proceeding against MVMC’s insurers) and the running of all applicable appeal time limits.”

We reject Underwriters’ attempt to add words to the policy that would expand the prerequisite to our recovery from “cannot recover” to “cannot recover until all remedies have been exhausted”.  A plain reading of the policy makes clear that there is a material difference between what the policy says and what Underwriters want it to say.  Texas law also provides that any ambiguity in a policy must be resolved in favor of the policy holder and NOT the insurer.

We commenced the litigation against Underwriters, not because Underwriters ever suggested that they would not pay the loss, but because of their unreasonable interpretation of the policy as to “when” they must pay the loss.  We believe their interpretation wrongfully delays our recovery by two to three years.  Under Texas law, if we are correct and Underwriters should have paid us closer to the time when we filed our proof of loss, i.e. March 23, 2011, not only are we entitled to the recovery of the entire loss due under the policy, but also our attorneys’ fee plus interest on the amount of such loss at a rate of 18% per annum from the date Underwriters wrongly refused to pay the claim plus pre-judgment and post-judgment interest.  However, our receivable recorded at December 31, 2011 does not include any amounts for attorneys’ fees or interest.

We filed our lawsuit in Texas state court.  Unlike in a federal proceeding, where a defendant must respond to each and every allegation set forth in the plaintiff’s pleading, in a Texas state court action of this nature, a defendant does not generally have to answer to any specific allegations.  As we expected, Underwriters’ answer was a ‘form’ general denial of all allegations as is permitted under the Texas Rules of Civil Procedure.  Further, Underwriters included within their answer certain affirmative defenses– none of which that we believe have any bearing on the outcome of this litigation.

 In view of all of the facts in this matter, we made the determination that recovery under our insurance policy with Underwriters is probable.   That determination was made in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and with reference to the guidance contained within FASB ASC Section 410-30-35.

Regarding your reference to Question 2 of SAB Topic 5Y, we did review this FASB Codification section in our evaluation of the accounting treatment, but we do not believe that this interpretation is applicable to our circumstances, as prior to the filing of the lawsuit by us to make recovery for the loss, there was and remains no dispute between us and Underwriters as to whether there was a sustained loss, and we have extensive documentation and internal and third party witnesses to support this position. The premise behind our lawsuit was to expedite the repayment of our loss. While Underwriters did issue a general denial of our claims in January 2012, they have since that time filed additional written documentation in the Texas proceeding indicating that they are not disputing their liability for payment, only the timing that such payment may be due. Set forth below is an excerpt from Underwriters’ response dated March 9, 2012 to our Requests for Disclosure pursuant to our litigation against the underwriters.

Mr. Craig D. Wilson
July 30, 2012

(c)	the legal theories and, in general, the factual bases of the responding party's claims or defenses (the responding party need not marshal all evidence that may be offered at trial);

RESPONSE:

Underwriters' defenses to Plaintiff's claims have been extensively described in correspondence with Cardtronics, including Underwriter's formal denial letter dated July 8, 2011. Underwriters assert that Cardtronics' claim under the relevant policy of insurance, and therefore this lawsuit, are premature, because the Policy provides contingent coverage, based on the portion of Cardtronics' claimed loss that cannot be recovered from third party sources. Cardtronics' efforts to recover its stolen funds from third parties are ongoing and in fact have been partially successful to date. Therefore the recoverable loss under the Policy, if any, cannot be determined at this time. Indeed, Cardtronics has advised that it will amend its sworn proof of loss previously submitted to Underwriters, but as of this date it has not yet done so.

In summary, the material facts, as described above, support our determination that the collection of this receivable is probable.

Note (21) Supplemental Guarantor Financial Information, page 103

2. We note that you appear to be relying on the exception to the general rule to file separate financial statements of each guarantor subsidiary under Rule 3-10(f) of Regulation S-X. Please confirm, and also disclose in future filings, that each subsidiary guarantor is 100% owned and the guarantees are joint and several. Refer to Rule 3-10(i)(8) of Regulation S-X.

We acknowledge the Staff’s comment.  We confirm that we are relying on the exception to the general rule to file separate financial statements of each guarantor subsidiary under Rule 3-10(f) of Regulation S-X.  In addition, we confirm, and will also disclose in future filings, that each subsidiary guarantor is 100% owned and the guarantees are joint and several.

We acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced 2011 10-K filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ J. Chris Brewster
J. Chris Brewster Chief Financial Officer